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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For the month of September, 2000

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                         92683 Levallois-Perret Cedex
                                    France
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F [X]                  Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                 Yes [_]                         No [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________
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                      INFORMATION INCLUDED IN THIS REPORT

Document Index
--------------

1.   Press Release dated September 25, 2000 (Havas Advertising - 1st Half Year
     2000)

2.   Presentation to Shareholders dated September 25, 2000

3. Press Release dated September 25, 2000 (Shareholder Approval of Merger with Snyder Communications, Inc.)

4. Press Release dated September 27, 2000 (Havas Advertising Completes Acquisition of Snyder Communications; Begins Trading American Depositary Shares Today on Nasdaq Under the Symbol "HADV")
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HAVAS ADVERTISING
                                         (Registrant)


Date:  October 6, 2000                   By: /s/ Jacques Herail
                                            ____________________________
                                            Name:  Jacques Herail
                                            Title: Director General